EXHIBIT 99.1

Lombard Medical Announces First Commercial Altura® Endovascular Stent Graft Procedure

Patient Was Successfully Treated Using the Revolutionary Altura Endovascular Stent Graft

IRVINE, Calif., Feb. 04, 2016 (GLOBE NEWSWIRE) -- Lombard Medical, Inc. (NASDAQ:EVAR), a medical device company focused on Endovascular Repair (EVAR) of abdominal aortic aneurysms (AAAs), today announced that the first commercial procedure using the revolutionary new Altura® Endovascular Stent Graft took place on February 3, 2016, at University Hospital of South Manchester (UHSM) in the United Kingdom.  The hospital is a major EVAR center within the National Health System servicing more than 180 EVAR patients annually.

“Endovascular aortic repair is the standard of care for patients requiring intervention for abdominal aortic aneurysm. The new Altura stent graft from Lombard significantly simplifies what can be a complex procedure while offering increased accuracy and control in stent graft deployment,” said Jonathan Ghosh, Consultant Vascular and Endovascular Surgeon at UHSM.

“We are now able to perform same day aortic aneurysm repair and the new Altura device should benefit both the patient and hospital with its 14F ultra low profile design, predictable procedure times and greatly reduced inventory requirements,” added Dr. Dare Sereki, Consultant Vascular Interventional Radiologist at UHSM.

“Our first commercial procedure is an important step in executing our Altura commercial strategy.  We’d like to thank Mr. Ghosh, Dr Sereki and University Hospital of South Manchester for this opportunity,” said Lombard CEO Simon Hubbert.  “With the official launch last week at the Leipzig Interventional Course (LINC), we are looking to build on the physician interest and excitement surrounding Altura and expand our launch in the UK and German markets.”

About Lombard Medical, Inc.
Lombard Medical, Inc. is an Irvine, CA-based medical device company focused on the $1.7bn market for minimally invasive treatment of abdominal aortic aneurysms (AAAs).  The Company has global regulatory approval for Aorfix™, an endovascular stent graft which has been specifically designed to treat patients with the broadest range of AAA anatomies, including aortic neck angulation up to 90 degrees.  The Company has also achieved CE Mark for the Altura™ endograft system, an innovative ultra-low profile endovascular stent graft that offers a simple and predictable solution for the treatment of more standard AAA anatomies.  Altura was launched in Europe in January 2016, with an international rollout planned for later in 2016.  For more information, please visit www.lombardmedical.com.

Forward-Looking Statements
This announcement contains forward-looking statements that reflect the Company’s current expectations regarding future events.  These forward-looking statements generally can be identified by the use of words or phrases such as “believe,” “expect,” “future,” “anticipate,” “look forward to,” “intend,” “plan,” “foresee,” “may,” “should,” “will,” “estimates,” “outlook,” “potential,” “optimistic,” “confidence,” “continue,” “evolve,” “expand,” “growth” or words and phrases of similar meaning. Statements that describe objectives, plans or goals also are forward-looking statements.  Forward-looking statements are subject to risks, management assumptions and uncertainties.  Actual results could differ materially from those projected herein and depend on a number of factors, including the success of the Company’s research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company’s products by hospitals and other medical professionals, the uncertainty of estimated revenues and profits, the uncertainty of current domestic and international economic conditions that could adversely affect the level of demand for the Company’s products and increased volatility in foreign exchange rates, the inability to raise additional funds, and the risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s Form 20-F filed with the Securities and Exchange Commission dated April 29, 2015.  Readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements included herein are made only as of the date of this report and the Company undertakes no obligation to update these statements in the future.

For further information:

Lombard Medical, Inc.
Simon Hubbert, Chief Executive Officer
Tel: 949 379 3750 / +44(0)1235 750 800
William J. Kullback, Chief Financial Officer
Tel: 949 748 6764